Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 17, 2019

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Samantha Brutlag

RE:    FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 82 to the Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to the comments that you provided to us by telephone on May 28, 2019, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (“PEA 82”). PEA 82 was filed to register shares of three new portfolios of the Trust: FlexShares® US Quality Low Volatility Index Fund; FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund; and FlexShares® Emerging Markets Quality Low Volatility Index Fund (each a “Fund” and collectively, the “Funds”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the PEA 82. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 83 to the Trust’s Registration Statement, which will be filed on or about June 21, 2019.

All Funds

1.       Comment:  Please provide the staff with a white paper for each Fund’s index unless the staff has already had the opportunity to review it previously.

Response:  The index methodology for each Underlying Index was provided to you via email on June 5, 2019 and is attached as Appendix A.

2.       Comment:  Please provide the staff with the completed fee table and expense example for each Fund at least one-week prior to effectiveness.

Response:  Attached hereto as Appendix B are completed fee tables and expense examples for each Fund, which will also be included in the Funds’ Prospectus.

3.       Comment:  Please disclose the number of index components in the Underlying Index for each Fund. A range is acceptable.

Response:  The number of constituent securities for each Fund’s Underlying Index will be included in the Funds’ Prospectus.

4.       Comment:  The staff notes that each Fund’s principal risks are listed in alphabetical order. Please consider making the key risks more prominent. See Dalia Blass, Director, Division of Investment Management, U.S. Securities and Exchange Commission, Speech, Keynote Address—ICI Securities Law Developments Conference, Washington, D.C. (October 25, 2018).

Response:  The Registrant respectfully declines to make the requested change at this time but will take this comment under consideration. The Registrant notes that all of the risks disclosed in each Fund’s “Principal Risks” section are considered principal to that Fund.

5.       Comment:  The staff notes that the portfolio managers’ length of service is disclosed as “since inception” in the Prospectus. Please add the year of inception to the description of the portfolio managers.

Response:  The Registrant will add the requested disclosure.

6.       Comment:  Large cap risk in the Summary of Principal Risks appears to be missing the words “is the risk that.”

Response:  The Fund will revise the Large Cap Risk disclosure in the summary prospectus as follows:

Large Cap Risk is the risk that returns on investments in stocks of large companies could trail the returns on investments in stocks of smaller and mid-sized companies.

FlexShares® US Quality Low Volatility Index Fund

7.       Comment:  Please confirm that the Underlying Index for the FlexShares® US Quality Low Volatility Index Fund includes only U.S. domiciled companies.

Response:  The Registrant so confirms.

FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund

8.       Comment:  Please confirm that the Parent Index and the Underlying Index include only developed markets countries outside the U.S.

Response:  The Registrant so confirms.

9.        Comment:  Please provide the definition of “Large/Mid Cap” and “Developed Markets” used by the Index Provider.

Response:  The Registrant will disclose in the Fund’s Summary Prospectus the following information about the Fund’s Underlying Index: (a) the top five countries by representation; and (b) the market capitalization range of companies included in the Underlying Index. The Registrant also will add the following to the “Additional Fund Information” section of the Prospectus:

The Index Provider classifies the following as developed market countries outside of the U.S.: Australia, Austria, Belgium, Canada, Denmark, Finland, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom. The Index Provider determines the Large/Mid Cap companies within developed market countries at each Index reconstitution using the following formula: Developed market companies are sorted by their full market capitalization, and the full market capitalization of the smallest company within the top 85% is the Initial Large/Mid Cap Threshold. Developed Market Large Cap/Mid companies are those with market capitalization of at least 75% of the Initial Large/Mid Cap Threshold.

10.      Comment:  Japan is not mentioned specifically in the Fund’s principal investment strategies. If investment in Japanese issuers is a principal risk, please include this in the Fund’s principal investment strategies.

Response:  The following will be added to the Principal Investment Strategies section:

As of May 31, 2019, the top five countries (by weighting) represented in the Underlying Index were Japan (21.25%), Britain (12.67%), Canada (10.86%), Switzerland (10.31%), and France (7.91%).

FlexShares® Emerging Markets Quality Low Volatility Index Fund

11.      Comment:   Please confirm that the Parent Index and the Underlying Index include only emerging markets countries.

Response:  The Registrant so confirms.

12.      Comment:  Please provide the definition of “Large/Mid Cap” and “Emerging Markets” used by the Index Provider. Please also confirm that NTI does not have discretion to determine which countries are Emerging Markets countries.

Response:  The Registrant will disclose in the Fund’s Summary Prospectus the following information about the Fund’s Underlying Index: (a) the top five countries by representation; and (b) the market capitalization range of companies included in the Underlying Index. The Registrant also will add the following in the “Additional Fund Information” section of the Prospectus:

The Index Provider classifies the following as emerging market countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. The Index Provider determines the Large/Mid Cap companies within emerging market countries at each Index reconstitution using the following formula: Emerging market companies are sorted by their full market capitalization, and the full market capitalization of the smallest company within the top 85% is the Initial Large/Mid Cap Threshold. Emerging Market Large/Mid Cap companies are those with market capitalization of at least 37.5% of the Initial Large/Mid Cap Threshold.

NTI, as Index Provider, has the discretion to determine the list of Emerging Market countries set forth in the methodologies of the Underlying Index and its Parent Index. Any changes to the list of Emerging Market countries are announced at least 60 days in advance, pursuant to the published rules of the Underlying Index.

13.     Comment:  China is not mentioned specifically in the Fund’s principal investment strategies. If investment in Chinese issuers is a principal risk, please include this in the Fund’s principal investment strategies.

Response:  The following will be added to the Principal Investment Strategies section:

As of May 31, 2019, the top five countries (by weighting) represented in the Underlying Index were China (28.69%), Taiwan (13.50%), South Korea (10.35%), India (9.43%), and Brazil (6.07%).

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:	Peter K. Ewing
Jeff Beeson
Jose Del Real
Diana E. McCarthy

APPENDIX A

NORTHERN TRUST QUALITY LOW VOLATILITY INDEX

Northern Trust 50 South La Salle Street Chicago, Illinois 60603 Nt_index_services@ntrs.com northerntrust.com

INDEX METHODOLOGY

INTRODUCTION

This document sets forth the methodology for the Northern Trust Quality Low Volatility Index.

The Index is currently calculated and disseminated by Refinitiv[i].

OVERVIEW

Northern Trust Quality Low Volatility Index

The Northern Trust Quality Low Volatility Index is designed to construct a high quality universe of companies that possess lower overall absolute volatility (i.e. risk) relative to the Northern Trust 1250 Index (the “Benchmark”). An emphasis is placed on a company’s income and capital growth, while also reducing overall volatility of returns relative to the benchmark. The proprietary Northern Trust quality factor is used to identify companies that exhibit strength in profitability, management expertise and cash flow.

ELIGIBLE SECURITIES

In order to be eligible for inclusion in the Northern Trust Quality Low Volatility Index, a security must be a constituent of the Northern Trust 1250 Index.

In addition, securities ranking in the lowest quintile of qualityii based on our proprietary scoring modeliii are ineligible for inclusion in the index.

DETAILED METHODOLOGY

The construction of the Index begins with a universe of eligible securities (defined in “Eligible Securities”). All eligible securities are then optimized to achieve a reduction in volatility, as well as a quality tilt within the index relative to the benchmark.

In addition to this main objective, systematic risk is managed during the optimization utilizing several constraints. These constraints are found below (bounds shown as relative weightings to the benchmark unless noted otherwise):

●   Security level constraint (+/- 5%) with a minimum absolute weight of 0.02%

●   Liquidityiv constraint: to limit a constituent’s maximum weight in the index to its weight in the benchmark, when the constituent’s liquidity score in the benchmark falls in the bottom decile

●   Sector (+/- 6%)

●   Industry group (+/- 10%)

●   Style Factor constraint (active exposure is minimized except for volatility)

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●   Historical Beta (0.70x)[v]

●   Turnover constraint (to limit the maximum turnover to approximately 12% on any rebalance date)

All of the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution can be found.

Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

REBALANCING AND RECONSTITUTION

The Northern Trust Quality Low Volatility Index is reconstituted quarterly and adjusted intra- period only in connection with errors, securities’ eligibility, exchange connectivity, float changes and corporate actions, including, but not limited to, initial public offerings and spin-offs.

The index is reconstituted in February, May, August, and November on the last business day of the month in which the U.S. equity markets are open for a full day of tradingvi, and becomes effective immediately after the close. The Northern Trust Quality Low Volatility Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to reconstitution or rebalancing and with definitive weights after the close of the reconstitution or rebalancing date before the following day’s market opening.

INDEX MAINTENANCE / CORPORATE ACTION -DRIVEN CHANGES

The Index will adopt all corporate action related policies and procedures used by Refinitiv. A complete list of Refinitiv’s methodology is available by request at NT_Index_Services@ntrs.com

Disclaimer: Returns of the indexes do not typically reflect the deduction of investment management fees, trading costs or other expenses. It is not possible to invest directly in an index. Indexes are the property of their respective owners, all rights reserved.

[i] Refinitiv is a wholly owned subsidiary of Thomson Reuters Benchmark Service Limited

ii This factor seeks to identify companies that exhibit stable returns relative to the market, a characteristic which we define as quality.

iii The core components of the proprietary quality scoring model are based on quantitative ranking of various metrics obtained from company filings. These scores have three components: Management Expertise (e.g. corporate finance activities), Profitability (e.g. assess the reliability and the sustainability of financial performance), and Cash Flow (e.g. cash flow generation).

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iv Liquidity of an asset measures the extent to which that asset can be bought or sold in the market without impacting the price of the asset. Examples of some commonly used liquidity measures include but are not limited to: Share Turnover (number of shares traded divided by the total number of shares outstanding), Average Daily Volume (number of shares traded divided by a period of time), and Bid-Ask Spread (the difference or spread between the price a buyer is willing to pay for an asset, and the price a seller is willing to accept for an asset).

[v] Historical Beta is the coefficient term of the regression of a security versus the market, and is also a measure of the systematic, non-diversifiable risk of a security or portfolio. Beta represents the market sensitivity, relative to a given market index and time period. For example, a security exhibiting a beta of 1.0 indicates that the security has the same sensitivity as the market index it is being compared to, while a security with a beta of 1.5 would indicate that the security has 1.5 times the sensitivity of the market index

vi Per the holiday calendar located at nyse.com

NORTHERN TRUST INVESTMENTS (NTI) DISCLAIMER:

THE NTI INDEXES ARE THE EXCLUSIVE PROPERTY OF NTI. NTI AND NTI INDEX NAMES ARE SERVICE MARK(S) OF NTI OR ITS AFFILIATES.

ALTHOUGH NTI SELF-INDEXING GROUP SHALL OBTAIN INFORMATION FOR INCLUSION IN OR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH NTI SELF-INDEXING GROUP CONSIDERS RELIABLE, NONE OF THE NTI SELF-INDEXING GROUP WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ACCOUNT OR FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN CONNECTION WITH ANY INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE NTI SELF- INDEXING GROUP HERBY EXPRESSLY DISCLAIM ALL WARRANTS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH NTI INDEX AND DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE NTI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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I N D E X M E T H O D O L O G Y
Northern Trust 50 South La Salle Street Chicago, Illinois 60603 Nt_index_services@ntrs.com northerntrust.com

INTRODUCTION

This document sets forth the methodology for the Northern Trust Developed Markets ex US Quality Low Volatility Index.

The Index is currently calculated and disseminated by Refinitiv[i].

OVERVIEW

Northern Trust Developed Markets ex US Quality Low Volatility Index

The Northern Trust Developed Markets ex US Quality Low Volatility Index is designed to construct a high quality universe of companies that possess lower overall absolute volatility (i.e. risk) relative to an eligible developed market universe which excludes the United States. An emphasis is placed on a company’s income and capital growth, while also reducing overall volatility of returns relative to the eligible universe. The proprietary Northern Trust quality factor is used to identify companies that exhibit strength in profitability, management expertise and cash flow.

ELIGIBLE SECURITIES

In order to be eligible for inclusion in the Northern Trust Developed Markets Quality Low Volatility Index, a security must be a constituent of the Northern Trust Global Index, be domiciled in a developed market country (see list below), excluding the United States, and also designated as a Large/Mid capii company per Northern Trust’s market capitalization classification.

Developed Countries	Tax Advantaged Countries

Australia	Anguilla

Austria	Antigua

Belgium	Antilles

Canada	Barbuda

Denmark	Bahamas

Finland	Barbados

France	Belize

Germany	Bermuda

Greece	British Virgin Islands

Hong Kong	Cayman Islands

Ireland	Channel Islands

Israel	Cook Islands

Italy	Falkland Islands

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Japan	Faroe Islands

Netherlands	Gibraltar

New Zealand	Isle of Man

Norway	Liberia

Portugal	Liechtenstein

Singapore	Luxembourg

Spain	Marshall Islands

Sweden	Suriname

Switzerland	Turks and Caicos Islands

United Kingdom

This eligible universe will be considered the benchmark herein.

In addition to the criteria above, securities ranking in the lowest quintile of qualityiii based on our proprietary scoring modeliv are ineligible for inclusion in the index.

DETAILED METHODOLOGY

The construction of the Index begins with a universe of eligible securities (defined in “Eligible Securities”). All eligible securities are then re-weighted by their float adjusted market capitalizations, and optimized to achieve a reduction in volatility, as well as obtain a quality tilt within the index relative to the eligible universe.

In addition to this main objective, systematic risk is managed during the optimization utilizing several constraints. These constraints are found below (bounds shown as relative weightings to the eligible universe unless noted otherwise):

•  Security level constraint (+/- 5%) with a minimum absolute weight of 0.02%

•  Liquidity[v] constraint: to limit a constituent’s maximum weight in the index to its weight in the eligible universe, when the constituent’s liquidity score in the eligible universe falls in the bottom decile

•  Sector (+/- 5%), Industry (+/- 6%), country (+/- 4%), region (+/- 4%), region sector (+/- 5%), and style factor neutrality (excluding volatility)

•  Historical Beta (0.65x)vi

•  Turnover constraint (to limit the maximum turnover to approximately 12% on any rebalance date)

All of the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution can be found.

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Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

REBALANCING AND RECONSTITUTION

The Northern Trust Developed Markets ex US Quality Low Volatility Index is reconstituted quarterly and adjusted intra-period only in connection with errors, securities’ eligibility, exchange connectivity, float changes and corporate actions, including, but not limited to, initial public offerings and spin-offs.

The index is reconstituted in February, May, August, and November on the last business day of the month in which the U.S. equity markets are open for a full day of tradingvii, and becomes effective immediately after the close. The Northern Trust Developed Markets ex US Quality Low Volatility Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to reconstitution or rebalancing and with definitive weights after the close of the reconstitution or rebalancing date before the following day’s market opening.

INDEX MAINTENANCE / CORPORATE ACTION -DRIVEN CHANGES

The Index will adopt all corporate action related policies and procedures used by Refinitv. A complete list of Refinitv’s methodology is available by request at NT_Index_Services@ntrs.com.

Disclaimer: Returns of the indexes do not typically reflect the deduction of investment management fees, trading costs or other expenses. It is not possible to invest directly in an index. Indexes are the property of their respective owners, all rights reserved.

[i] Refinitiv is a wholly owned subsidiary of Thomson Reuters Benchmark Service Limited

[i]i Large/Mid cap, as stated in the Northern Trust Global Index methodology document.

iii This factor seeks to identify companies that exhibit stable returns relative to the market, a characteristic which we define as quality.

iv The core components of the proprietary quality scoring model are based on quantitative ranking of various metrics obtained from company filings. These scores have three components: Management Expertise (e.g. corporate finance activities), Profitability (e.g. assess the reliability and the sustainability of financial performance), and Cash Flow (e.g. cash flow generation).

[v] Liquidity of an asset measures the extent to which that asset can be bought or sold in the market without impacting the price of the asset. Examples of some commonly used liquidity measures include but are not

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limited to: Share Turnover (number of shares traded divided by the total number of shares outstanding), Average Daily Volume (number of shares traded divided by a period of time), and Bid-Ask Spread (the difference or spread between the price a buyer is willing to pay for an asset, and the price a seller is willing to accept for an asset).

vi Beta is the coefficient term of the regression of a security versus the market, and is also a measure of the systematic, non-diversifiable risk of a security or portfolio. Beta represents the market sensitivity, relative to a given market index and time period. For example, a security exhibiting a beta of 1.0 indicates that the security has the same sensitivity as the market index it is being compared to, while a security with a beta of 1.5 would indicate that the security has 1.5 times the sensitivity of the market index.

vii Per the holiday calendar located at nyse.com

NORTHERN TRUST INVESTMENTS (NTI) DISCLAIMER:

THE NTI INDEXES ARE THE EXCLUSIVE PROPERTY OF NTI. NTI AND NTI INDEX NAMES ARE SERVICE MARK(S) OF NTI OR ITS AFFILIATES.

ALTHOUGH NTI SELF-INDEXING GROUP SHALL OBTAIN INFORMATION FOR INCLUSION IN OR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH NTI SELF-INDEXING GROUP CONSIDERS RELIABLE, NONE OF THE NTI SELF-INDEXING GROUP WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ACCOUNT OR FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN CONNECTION WITH ANY INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE NTI SELF-INDEXING GROUP HERBY EXPRESSLY DISCLAIM ALL WARRANTS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH NTI INDEX AND DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE NTI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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I N D E X M E T H O D O L O G Y INTRODUCTION
Northern Trust 50 South La Salle Street Chicago, Illinois 60603 Nt_index_services@ntrs.com northerntrust.com

This document sets forth the methodology for the Northern Trust Emerging Markets Quality Low Volatility Index.

The Index is currently calculated and disseminated by Refinitiv[i].

OVERVIEW

Northern Trust Emerging Markets Quality Low Volatility Index

The Northern Trust Emerging Markets Quality Low Volatility Index is designed to construct a high quality universe of companies that possess lower overall absolute volatility (i.e. risk) relative to an eligible emerging market universe. An emphasis is placed on a company’s income and capital growth, while also reducing overall volatility of returns relative to an eligible universe of emerging market securities. The proprietary Northern Trust quality factor is used to identify companies that exhibit strength in profitability, management expertise and cash flow.

ELIGIBLE SECURITIES

In order to be eligible for inclusion in the Northern Trust Emerging Markets Quality Low Volatility Index, a security must be a constituent of the Northern Trust Global Index, be domiciled in an emerging market country (see list below) and also designated as a Large/Mid capii company per Northern Trust’s market capitalization classification.

Emerging Countries	Tax Advantaged Countries
Brazil	Anguilla
Chile	Antigua
Chinaiii	Antilles
Colombia	Barbuda
Czech Republic	Bahamas
Egypt	Barbados
Hungary	Belize
India	Bermuda
Indonesia	British Virgin Islands
South Korea	Cayman Islands
Malaysia	Channel Islands
Mexico	Cook Islands
Morocco	Falkland Islands

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Peru	Faroe Islands
Philippines	Gibraltar
Poland	Isle of Man
Russia	Liberia
South Africa	Liechtenstein
Taiwan	Luxembourg
Thailand	Marshall Islands
Turkey	Suriname
Turks and Caicos Islands

This eligible universe will be considered the benchmark herein.

In addition to the criteria above, securities ranking in the lowest quintile of qualityiv based on our proprietary scoring model are ineligible for inclusion in the index and are removed prior to optimization.

DETAILED METHODOLOGY

The construction of the Index begins with a universe of eligible securities (defined in “Eligible Securities”). All eligible securities are then re-weighted by their float adjusted market capitalizations, and optimized to achieve a reduction in volatility, as well as a quality tilt within the index relative to the benchmark.

In addition to this main objective, systematic risk is managed during the optimization utilizing several constraints. These constraints are found below (bounds shown as relative weightings to the benchmark unless otherwise noted):

●   Security level constraint (+/- 5%) with a minimum absolute weight of 0.02%

●   Liquidity[v] constraint: to limit a constituent’s maximum weight in the index to its weight in the benchmark, when the constituent’s liquidity score in the benchmark falls in the bottom decile

●   Sector (+/- 5%), Industry (+/- 6%), country (+/- 4%), and style factor neutrality (excluding volatility)

●   Historical Beta (0.65x)vi

●   Turnover constraint (to limit the maximum turnover to approximately 12% on any rebalance date)

All of the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution can be found.

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Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

REBALANCING AND RECONSTITUTION

The Northern Trust Emerging Markets Quality Low Volatility Index is reconstituted quarterly and adjusted intra-period only in connection with errors, securities’ eligibility, exchange connectivity, float changes and corporate actions, including, but not limited to, initial public offerings and spin-offs.

The index is reconstituted in February, May, August, and November on the last business day of the month in which the U.S. equity markets are open for a full day of tradingvii, and becomes effective immediately after the close. The Northern Trust Emerging Markets Quality Low Volatility Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to reconstitution or rebalancing and with definitive weights after the close of the reconstitution or rebalancing date before the following day’s market opening.

INDEX MAINTENANCE / CORPORATE ACTION -DRIVEN CHANGES

The Index will adopt all corporate action related policies and procedures used by Refinitiv. A complete list of Refinitiv’s methodology is available by request at NT_Index_Services@ntrs.com.

Disclaimer: Returns of the indexes do not typically reflect the deduction of investment management fees, trading costs or other expenses. It is not possible to invest directly in an index. Indexes are the property of their respective owners, all rights reserved.

[i] Refinitiv is a wholly owned subsidiary of Thomson Reuters Benchmark Service Limited Disclaimer:

iiLarge/Mid cap, as stated in the Northern Trust Global Index methodology document.

iiiWith regards to China, only shares of companies incorporated in mainland China that are listed on the Hong Kong Exchange or trading globally as a depositary receipt, are eligible for inclusion. In addition to this criteria, the depository receipts are screened further to insure that each company is only represented once within the index – through the ordinary share listing in Hong Kong, or the depository receipt listing.

iv This factor seeks to identify companies that exhibit stable returns relative to the market, a characteristic which we define as quality.

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[v] Liquidity of an asset measures the extent to which that asset can be bought or sold in the market without impacting the price of the asset. Examples of some commonly used liquidity measures include but are not limited to: Share Turnover (number of shares traded divided by the total number of shares outstanding), Average Daily Volume (number of shares traded divided by a period of time), and Bid-Ask Spread (the difference or spread between the price a buyer is willing to pay for an asset, and the price a seller is willing to accept for an asset).

vi Beta is the coefficient term of the regression of a security versus the market, and is also a measure of the systematic, non-diversifiable risk of a security or portfolio. Beta represents the market sensitivity, relative to a given market index and time period. For example, a security exhibiting a beta of 1.0 indicates that the security has the same sensitivity as the market index it is being compared to, while a security with a beta of 1.5 would indicate that the security has 1.5 times the sensitivity of the market index.

vii Per the holiday calendar located at nyse.com

NORTHERN TRUST INVESTMENTS (NTI) DISCLAIMER:

THE NTI INDEXES ARE THE EXCLUSIVE PROPERTY OF NTI. NTI AND NTI INDEX NAMES ARE SERVICE MARK(S) OF NTI OR ITS AFFILIATES.

ALTHOUGH NTI SELF-INDEXING GROUP SHALL OBTAIN INFORMATION FOR INCLUSION IN OR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH NTI SELF-INDEXING GROUP CONSIDERS RELIABLE, NONE OF THE NTI SELF-INDEXING GROUP WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ACCOUNT OR FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN CONNECTION WITH ANY INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE NTI SELF- INDEXING GROUP HERBY EXPRESSLY DISCLAIM ALL WARRANTS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH NTI INDEX AND DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE NTI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Appendix B

FlexShares® US Quality Low Volatility Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.22%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00	%(2)
Total Annual Fund Operating Expenses	0.22%
Expense Reimbursement(3)	0.00	%(2)
Total Annual Fund Operating Expenses After Expense Reimbursement(1)	0.22%

(1) Other expenses are estimated for the current fiscal year, as the Fund has not commenced operations as of the date of this Prospectus.

(2) Amount is less than 0.005%.

()) Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse certain expenses of the Trust’s independent trustees for at least one year from the date of the Prospectus. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$ 23

3 Years	$ 71

FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.32%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00	%(2)
Total Annual Fund Operating Expenses	0.32%
Expense Reimbursement(3)	0.00	%(2)
Total Annual Fund Operating Expenses After Expense Reimbursement(1)	0.32%

(1) Other expenses are estimated for the current fiscal year, as the Fund has not commenced operations as of the date of this Prospectus.

(2) Amount is less than 0.005%.

()) Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse certain expenses of the Trust’s independent trustees for at least one year from the date of the Prospectus. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$33
3 Years	$103

FlexShares® Emerging Markets Quality Low Volatility Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00	%(2)
Total Annual Fund Operating Expenses	0.40%
Expense Reimbursement(3)	0.00	%(2)
Total Annual Fund Operating Expenses After Expense Reimbursement(1)	0.40%

(1) Other expenses are estimated for the current fiscal year, as the Fund has not commenced operations as of the date of this Prospectus.

(2) Amount is less than 0.005%.

(3) Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse certain expenses of the Trust’s independent trustees for at least one year from the date of the Prospectus. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$41
3 Years	$128